United States securities and exchange commission logo





                               May 25, 2022

       Ryan Hymel
       Chief Financial Officer
       Playa Hotels & Resorts N.V.
       Nieuwezijds Voorburgwal 104
       1012 SG Amsterdam, the Netherlands

                                                        Re: Playa Hotels &
Resorts N.V.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-38012

       Dear Mr. Hymel:

               We have reviewed your May 19, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 12, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       Non-U.S. GAAP Financial Measures, page 52

   1.                                                   We note your response
to comment 1. Please clarify if the amounts that comprise    other
                                                        corporate    expense
are essential to support the operations and development of the resorts and, if true, include
this disclosure in future filings. In addition, tell us and revise your disclosure in future
filings to describe why the presentation of Owned Resort EBITDA and Owned Resort EBITDA
margin are useful to an investor and the additional purposes for which management
uses such measures.
             You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon
       Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.
 Ryan Hymel
Playa Hotels & Resorts N.V.
May 25, 2022
Page 2

                                           Sincerely,
FirstName LastNameRyan Hymel
                                           Division of Corporation Finance
Comapany NamePlaya Hotels & Resorts N.V.
                                           Office of Real Estate & Construction
May 25, 2022 Page 2
cc:       Michael McTiernan
FirstName LastName